SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	July	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Notice of Change of Auditors.

DOCUMENT 1

NOTICE OF CHANGE OF AUDITOR

TO:	PricewaterhouseCoopers LLP
Chartered Accountants
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario M5K 1G8

AND TO:	Deloitte & Touche LLP
Chartered Accountants
121 King Street, Suite 300
Toronto, Ontario M5H 3T9

TAKE NOTICE THAT the shareholders of Crystallex International Corporation (the “Company”) by resolution passed effective at the annual meeting of shareholders convened on June 28, 2007, at the request of management of the Company, determined to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as successor auditors of the Company in place of the former auditors, Deloitte & Touche LLP, Chartered Accountants.

TAKE FURTHER NOTICE THAT:

1.

Pursuant to a notice delivered to the Company, Deloitte & Touche LLP, Chartered Accountants, declined to stand for reappointment for the office of auditor of the Company effective March 30, 2007, which decision was considered and accepted on behalf of the Company by its board of directors.

2.

The Company’s shareholders have approved the decision to appoint PricewaterhouseCoopers LLP, Chartered Accountants as successor auditors of the Company in place of Deloitte & Touche LLP, Chartered Accountants.

3.

There were no reservations, adverse opinions, qualified opinions, or denials of opinion contained in the former auditors’ reports on the annual financial statements of the Company for the two fiscal years preceding the date of this Notice.

4.

There have been no reportable events, including disagreements, consultations and unresolved issues (as each of these terms is described in National Instrument 51-102 – Continuous Disclosure Obligations), in connection with the audits of the two most recent fiscal years, other than an unresolved issue related to the potential necessity to capitalize interest to the Las Cristinas Project for the fiscal years ended December 31, 2006 and 2005 with respect to Note 19 – “Differences between Canadian and United States Generally Accepted Accounting Principles”.

PricewaterhouseCoopers LLP:

Kindly, review the contents of this Notice and prepare and deliver to the Company a letter addressed to the Ontario Securities Commission, British Columbia Securities Commission, Alberta Securities Commission, The Manitoba Securities Commission, Nova Scotia Securities Commission, Securities Commission of Newfoundland and Labrador, the Autorité des marchés financiers and the Toronto Stock Exchange stating whether you: (i) agree; (ii) disagree, providing the reasons why, or (iii) have no basis to agree or disagree each of the above statements no later than July 20, 2007.

Deloitte & Touche LLP:

Kindly, review the contents of this Notice and: (i) confirm that your letter of April 13, 2007 does not have to be updated; or (ii) prepare and deliver to the Company an updated letter to replace your letter of April 13, 2007, in each case no later than July 20, 2007.

DATED as of this 4th day of July, 2007.

CRYSTALLEX INTERNATIONAL CORPORATION

By:	/s/ Robert Crombie
Name:	Robert Crombie
Title:	Senior Vice-President, Corporate Development

[PricewaterhouseCoopers LLP Letterhead]

Ontario Securities Commission

British Colombia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Autorité des marches financiers (Québec)

Toronto Stock Exchange

We have read the statements made by Crystallex International Corporation in the attached copy of Notice of Change of Auditor dated July 4, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated July 4, 2007.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

July 5, 2007

[Deloitte & Touche LLP Letterhead]

July 20, 2007

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Commission of Newfoundland and Labrador

Autorité des marchés financiers

Toronto Stock Exchange

Dear Sirs/Mesdames:

Crystallex International Corporation (the "Company")

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5) of National Instrument 51-102. This letter is an updated letter which replaces our original letter of April 13, 2007.

We refer to the Notice of Change of Auditors dated July 4, 2007 prepared by the Company and delivered to us (the "Notice"). We have reviewed the Notice, and based on our knowledge of such information at this time agree with each of the statements contained in the Notice, subject to the following:

a)	We have no basis to agree or disagree with the statement as set out in paragraph 2 of the Notice

We are providing this letter based on our knowledge as at the date of this letter.

Yours very truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

Licensed Public Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	July 26, 2007	By:	/S/ ROBERT CROMBIE
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate Development